Exhibit 99.1

BiondVax receives €8M from the European Investment Bank (EIB) in support of manufacturing facility and ongoing Phase 3 clinical trial

JERUSALEM, Israel, October 22, 2018 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), developer of M-001, a clinical phase 3 Universal Influenza Vaccine candidate, announced today the receipt of an €8 million disbursement from the European Investment Bank (EIB). These funds are the third and final tranche of the previously announced €20 million co-financing agreement signed in June 2017. The first two tranches totaling €12 million were received by BiondVax earlier this year.

Dr. Ron Babecoff, BiondVax’s CEO, stated, “I am grateful to the EIB for their ongoing support, which has helped BiondVax launch our pivotal, clinical efficacy Phase 3 trial, and construct our new mid-size commercial manufacturing facility for M-001, our universal flu vaccine candidate.”

The EIB-BiondVax non-dilutive co-financing agreement, signed in June 2017, is structured as a zero-percent fixed interest loan, with a variable remuneration based on royalties of net sales of M-001 following commercialization. Funds were advanced in three tranches, whose disbursement was dependent on achievement of certain specified milestones. The tranches are repayable five years after each drawdown. BiondVax retains the option to repay the loan and repurchase the royalties at any time.

About BiondVax

BiondVax (Nasdaq: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. Please visit www.biondvax.com.

Contact Details

Joshua Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility and its products; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange. We undertake no obligation to revise or update any forward-looking statement for any reason.

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